                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549




                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                       (Amendment No. 2) *




                       ES&L Bancorp, Inc.
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                          269079 10 9
                      --------------------
                         (CUSIP Number)



_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 5 pages

CUSIP No. 269079 10 9               13G         Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON:

     Elmira Savings & Loan, F.A.
     Incentive Savings Plan

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     16-1242898

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER            77,652

7.   SOLE DISPOSITIVE POWER:             0

8.   SHARED DISPOSITIVE POWER:      77,652

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        77,652

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.31%

12.  TYPE OF REPORTING PERSON:   EP

CUSIP No. 269079 10 9               13G         Page 3 of 5 Pages


                  Securities and Exchange Commission
                        Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           ES&L Bancorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           300 W. Water Street
           Elmira, New York  14901

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Elmira Savings & Loan, F.A. Incentive Savings Plan
("Plan").

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:

    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

     Items (a) (b) (c) (d) (e) (g) and (h) - not applicable.

                                                Page 4 of 5 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                               Page 5 of 5 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELMIRA SAVINGS & LOAN, F.A.
INCENTIVE SAVINGS PLAN

By: Elmira Savings & Loan, F.A.,
    as Plan Administrator


By:  /s/ William A. McKenzie
     ----------------------------------        February 2, 1998
     William A. McKenzie, President            ----------------
                                               Date